UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Telecom Argentina S.A.

Item

1.                                    English translation of a letter dated November 14, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 14, 2018 Comisión Nacional de Valores

Dear Sirs,

RE: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Alternate Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with its registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that, in accordance with the provisions of the loan agreement signed on November 8 between Telecom Argentina and Deutsche Bank AG, London Branch, as sole book-runner and lead arranger, (“the Loan”), today a new lender was incorporated to the Loan for an amount of up to US$ 100,000,000 (one hundred million dollars), subject to the same terms and conditions of the Loan as informed by the Company through the relevant matter published on November 9, 2018.

Sincerely,

Telecom Argentina S.A.

/s/ Solange Barthe Dennin
Alternate Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 15, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations